NO ACT

PE
12-29-08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

09035304

Received SEC
FEB 1 9 2009
Washington, DC 20549

February 19, 2009

Amy L. Goodman
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 2-19-09

Re: Time Warner Inc.
Incoming letter dated December 29, 2008

Dear Ms. Goodman:

This is in response to your letters dated December 29, 2008 and January 7, 2009 concerning the shareholder proposal submitted to Time Warner by Mark Filiberto. We also have received letters on the proponent's behalf dated December 31, 2008, January 11, 2009, January 16, 2009 and February 17, 2009. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

February 19, 2009

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Time Warner Inc.
Incoming letter dated December 29, 2008

The proposal relates to a change in jurisdiction of incorporation.

There appears to be some basis for your view that Time Warner may exclude the proposal under rule 14a-8(f). We note that the proponent appears to have failed to supply, within 14 days of receipt of Time Warner's request, documentary support sufficiently evidencing that he satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if Time Warner omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,

Damon Colbert
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***

February 17, 2009

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549g

 # 4 Time Warner Inc. (TWX) Nominal Requestor
Rule 14a-8 Proposal by Mark Filiberto
Reincorporate in a Shareowner-Friendly State

Ladies and Gentlemen:

This further responds to the December 29, 2008 no action request, supplemented January 7, 2009.

The company requested a broker letter within 14-days on December 9, 2008. The company received the broker letter on the very same day and 14-days early with a question: "Please advise within one business day whether there is any further rule 14a-8 requirement." These was no company response leading to the conclusion that the company was satisfied.

If the company were to claim it need not reply to proponents under rule 14a-8 it would seem to set a new precedent in a lack of civility for companies in the rule 14a-8 process – that companies need not reply to any shareholder question on procedural issues but proponents must. If the proponent merely asked for an acknowledgement of receipt there would be no obligation for the company to reply according to the company's unprecedented no action request.

This could lead to the conclusion that there is no need for a company reply to proponent questions under rule 14a-8 and lead to increasingly complex company letters that would put proponents in a box canyon with no alternative for clarification. Who knows the effect this would have on the number of no actions requests.

According to §240.14a (f) the company is required to notify the shareholder party of any deficiencies:
"Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response."

And the company received the broker letter one-day after the company received the rule 14a-8 proposal (November 18, 2008 and November 19, 2008 respectively) – thus leaving 13-days for the company to notify the proponent "in writing of any procedural or eligibility deficiencies."

There is no commission to incentivize a broker to provide a broker letter. In this instance the broker had already provided a broker letter and the broker would not provide a second broker letter unless there was a documented need for a second broker letter. And the company failed to provide any documented need for a second broker letter, although the proponent party requested a response from the company.

And the company now asks that it be rewarded for its failure to cooperate in obtaining a second broker letter while leading the proponent to believe that the company had no objection to the original broker letter provided.

Additionally, if one were to consider that the company had no obligation to respond to a proponent question included with the broker letter, the company would still seem to be obligated to notify the proponent of any deficiency within 14-days of the submittal of the rule 14a-8 proposal.

According to §240.14a (f) the company is required to notify the shareholder party of any deficiencies (emphasis added):
"***Within 14 calendar days of receiving your proposal, the company must notify you in writing of <u>any</u> procedural or eligibility deficiencies,*** as well as of the time frame for your response."

And the company received the broker letter 12-days after the company received the rule 14a-8 proposal (December 9, 2008 and November 27, 2008 respectively).

Thus it appears that even if the company might have no obligation to respond to a proponent question, the company would still need to notify the proponent of *any* deficiency that occurred up to December 11, 2008 – thus "within 14 calendar days of receiving your proposal" on November 27, 2008.

For these reasons and the previously submitted reasons it is requested that the staff find that this resolution cannot be omitted from the company proxy. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Mark Filiberto

Julie Kim <Julie.Kim@timewarner.com>

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***

January 16, 2009

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 3 Time Warner Inc. (TWX) Nominal Requestor
Rule 14a-8 Proposal by Mark Filiberto
Reincorporate in a Shareowner-Friendly State

Ladies and Gentlemen:

This responds to the misleading company December 29, 2008 no action request and supplemented with the similarly misleading January 7, 2009 letter for the nominal requestor, Time Warner Inc. (TWX), regarding the rule 14a-8 proposal identified as the proposal of Mark Filiberto in the requestor/company exhibits and yet misleadingly identified prominently in the title of the no action request as the proposal of another person per the attachments. For this reason it is requested that this no action request be summarily denied as misleading in its very identification.

Additionally, if one were to consider hypothetically that the company had no obligation to respond to a proponent question included with the broker letter, the company would still seem to be obligated to notify the proponent of any deficiency within 14-days of the submittal of the rule 14a-8 proposal.

According to §240.14a (f) the company is required to notify the shareholder party of any deficiencies (emphasis added):
"***Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies,*** as well as of the time frame for your response."

And the company received the broker letter 12-days after the company received the rule 14a-8 proposal (December 9, 2008 and November 27, 2008 respectively).

Thus it appears that even if hypothetically the company might have no obligation to respond to a proponent question, the company would still need to notify the proponent of *any* deficiency that occurred up to December 11, 2008 – thus "within 14 calendar days of receiving your proposal" on November 27, 2008.

For these reasons and the previously submitted reasons it is requested that the staff find that this resolution cannot be omitted from the company proxy. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Mark Filiberto

Julie Kim <Julie.Kim@timewarner.com>

[TWX: Rule 14a-8 Proposal, November 27, 2008, Modified December 3, 2008]

3 – Reincorporate in a Shareowner-Friendly State

Resolved: That shareowners hereby request that our board of directors initiate the appropriate process to change the Company's jurisdiction of incorporation to North Dakota and to elect that our Company be subject to the North Dakota Publicly Traded Corporations Act.

This proposal requests that our board initiate the process to reincorporate the Company in North Dakota under the new North Dakota Publicly Traded Corporations Act. If our company were subject to the North Dakota act there would be additional benefits:

- There would be a right of proxy access for shareowners who owned 5% of our Company's shares for at least two years.
- Shareowners would be reimbursed for their expenses in proxy contests to the extent they are successful.
- The board of directors could not be classified.
- The ability of the board to adopt a poison pill would be limited.
- Shareowners would vote each year on executive pay practices.

These provisions, together with others in the North Dakota act, would give us as shareowners more rights than are available under any other state corporation law. By reincorporating in North Dakota, our company would instantly have the best governance system available.

The SEC recently refused to change its rules to give shareowners a right of access to management's proxy statement. And the Delaware courts recently invalidated a bylaw requiring reimbursement of proxy expenses. Each of those rights is part of the North Dakota act. As a result, reincorporation in North Dakota is now the best alternative for achieving the rights of proxy access and reimbursement of proxy expenses. And at the same time those rights would become available to us as shareowners in a North Dakota corporation, our Company would also shift to cumulative voting, "say on pay," and other best practices in governance.

Our Company needs to improve its governance. The Corporate Library www.thecorporatelibrary.com, an independent investment research firm rated our company "D" in Overall Board Effectiveness and "Very High Concern" in executive pay with $19 million for Jeffrey Bewkes and $18 million for Richard Parsons. Time Warner was singled out in the "Pay For Failure" report by Paul Hodgson of The Corporate Library. Hodgson noted that Richard Parsons received $25 million over two years while shareholders experienced a 5-year return of minus-31%. We had no shareholder right to Cumulative Voting, to Act by Written Consent or an independent Board Chairman.

Reincorporation in North Dakota provides a way to switch to a vastly improved system of governance in a single step. And reincorporation in North Dakota does not require a major capital investment or layoffs to improve financial performance.

I urge your support for Reincorporating in a Shareowner-Friendly State.

Notes:

Mark Filiberto, General Partner, Palm Garden Partners LP, 1981 Marcus Ave., Suite C114, Lake Success, NY 11042 sponsored this proposal.

GIBSON, DUNN & CRUTCHER LLP
LAWYERS
A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com
agoodman@gibsondunn.com

December 29, 2008

Direct Dial
(202) 955-8653
Fax No.
(202) 530-9677

Client No.
C 92415-00001

VIA EMAIL
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Time Warner Inc.; Stockholder Proposal of John Chevedden (Mark Filiberto)*
Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that our client, Time Warner Inc. (the "Company"), intends to omit from its proxy statement and form of proxy for its 2009 Annual Meeting of Stockholders (collectively, the "2009 Proxy Materials") a stockholder proposal (the "Proposal") and statements in support thereof submitted by John Chevedden (the "Proponent") purportedly under the name of Mark Filiberto as general partner of Palm Garden Partners LP as his nominal proponent (the "Nominal Proponent" or "Mr. Filiberto").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2009 Proxy Materials with the Commission; and
- concurrently sent copies of this correspondence to the Proponent and the Nominal Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance

GIBSON, DUNN & CRUTCHER LLP

LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com
agoodman@gibsondunn.com

January 7, 2009

Direct Dial
(202) 955-8653

Fax No.
(202) 530-9677

Client No.
C 92415-00001

VIA EMAIL
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Time Warner Inc.; Supplemental Letter Regarding Stockholder Proposal of John Chevedden (Mark Filiberto) Exchange Act of 1934—Rule 14a-8*

Dear Ladies and Gentlemen:

On December 29, 2008, we submitted a letter (the "No-Action Request") on behalf of our client, Time Warner Inc. (the "Company"), notifying the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission that the Company intended to omit from its proxy statement and form of proxy for its 2009 Annual Meeting of Stockholders (collectively, the "2009 Proxy Materials") a stockholder proposal (the "Proposal") and statements in support thereof submitted by John Chevedden (the "Proponent") purportedly under the name of Mark Filiberto as general partner of Palm Garden Partners LP as his nominal proponent (the "Nominal Proponent"). The Proposal requests that the Company reincorporate in North Dakota and elect to be subject to the North Dakota Publicly Traded Corporations Act.

The No-Action Request indicated our belief that the Proposal may be excluded pursuant to Rule 14a-8(b) and Rule 14a-8(f)(1) because the Company has not received sufficient evidence demonstrating that the Nominal Proponent continuously owned the requisite number of Company shares for the one-year period prior to the date the Proposal was submitted. As stated in the No-Action Request, on December 9, 2008, the Company sent a letter addressed to the Proponent, acting as proxy for the Nominal Proponent, requesting satisfactory proof of ownership of the Company's shares in compliance with the requirements of Rule 14a-8(b) (the "Deficiency Notice"). The Company also sent a copy of the Deficiency Notice to the Nominal

[TWX: Rule 14a-8 Proposal, November 27, 2008, Modified December 3, 2008]

3 – Reincorporate in a Shareowner-Friendly State

Resolved: That shareowners hereby request that our board of directors initiate the appropriate process to change the Company's jurisdiction of incorporation to North Dakota and to elect that our Company be subject to the North Dakota Publicly Traded Corporations Act.

This proposal requests that our board initiate the process to reincorporate the Company in North Dakota under the new North Dakota Publicly Traded Corporations Act. If our company were subject to the North Dakota act there would be additional benefits:

- There would be a right of proxy access for shareowners who owned 5% of our Company's shares for at least two years.
- Shareowners would be reimbursed for their expenses in proxy contests to the extent they are successful.
- The board of directors could not be classified.
- The ability of the board to adopt a poison pill would be limited.
- Shareowners would vote each year on executive pay practices.

These provisions, together with others in the North Dakota act, would give us as shareowners more rights than are available under any other state corporation law. By reincorporating in North Dakota, our company would instantly have the best governance system available.

The SEC recently refused to change its rules to give shareowners a right of access to management's proxy statement. And the Delaware courts recently invalidated a bylaw requiring reimbursement of proxy expenses. Each of those rights is part of the North Dakota act. As a result, reincorporation in North Dakota is now the best alternative for achieving the rights of proxy access and reimbursement of proxy expenses. And at the same time those rights would become available to us as shareowners in a North Dakota corporation, our Company would also shift to cumulative voting, "say on pay," and other best practices in governance.

Our Company needs to improve its governance. The Corporate Library www.thecorporatelibrary.com, an independent investment research firm rated our company "D" in Overall Board Effectiveness and "Very High Concern" in executive pay with $19 million for Jeffrey Bewkes and $18 million for Richard Parsons. Time Warner was singled out in the "Pay For Failure" report by Paul Hodgson of The Corporate Library. Hodgson noted that Richard Parsons received $25 million over two years while shareholders experienced a 5-year return of minus-31%. We had no shareholder right to Cumulative Voting, to Act by Written Consent or an independent Board Chairman.

Reincorporation in North Dakota provides a way to switch to a vastly improved system of governance in a single step. And reincorporation in North Dakota does not require a major capital investment or layoffs to improve financial performance.

I urge your support for Reincorporating in a Shareowner-Friendly State.

Notes:
Mark Filiberto, General Partner, Palm Garden Partners LP, 1981 Marcus Ave., Suite C114, Lake Success, NY 11042 sponsored this proposal.

NATIONAL FINANCIAL
Services LLC

200 Liberty Street
One World Financial Center
New York, NY 10281

November 7, 2008

TIME WARNER INC.
1 TIME WARNER CENTER, 15TH FL
NEW YORK, NY 10019

To Whom It May Concern:

This letter certifies that PALM GARDEN PARTNERS LP. is currently the beneficial owner of the Time Warner Inc. Securities, and has held the position with National Financial Services, LLC since May 2005

Client has continuously held not less than 400 shares.
The current holding is 800 shares

Sincerely,

Lewis Trezza, Manager
Proxy Department

Post-it® Fax Note 7671	Date 12-9-08	# of pages ▶
To Julie Kim	From John Chevedden	
Co./Dept.	Co.	
Phone #	Phone # *** FISMA & OMB Memorandum M-07-16 ***	
Fax # 212-484-7278	Fax #	

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***

January 11, 2009

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Time Warner Inc. (TWX) Nominal Requestor
Rule 14a-8 Proposal by Mark Filiberto
Reincorporate in a Shareowner-Friendly State

Ladies and Gentlemen:

This responds to the defective company December 29, 2008 no action request and supplemented with the similarly defective January 7, 2009 letter for the nominal requestor, Time Warner Inc. (TWX), regarding the rule 14a-8 proposal identified as the proposal of Mark Filiberto in the requestor/company exhibits and yet identified prominently in the title of the no action request as the proposal of another person. The company exhibit is attached.

Thus this no action request is moot because of the company failure to properly identify the proposal consistent with the company exhibit. The company appears to address a non-existent proposal improperly identified by the company with the name of another person. The attached proposal clearly states that the proposal is the proposal of Mark Filiberto.

The company misidentification of the proponent and/or false claim of a co-sponsor of such proposal, which is inconsistent with the company exhibits, additionally creates the ambiguity that the company simply seeks to remove a purported co-sponsor of the rule 14a-8 proposal. The company should not be allowed to benefit by creating confusion.

The company could cure its inconsistency by withdrawing its exhibit of the proposal (attached).

This rule 14a-8 proposal had the following resolved statement:

Reincorporate in a Shareowner-Friendly State

Resolved: That shareowners hereby request that our board of directors initiate the appropriate process to change the Company's jurisdiction of incorporation to North Dakota and to elect that our Company be subject to the North Dakota Publicly Traded Corporations Act.

The company still appears to not have provided any precedent that included a company failure to respond to a request for a return reply from the shareholder party about the broker letter within the 14-day period – indeed with 14-days remaining until the due date of the broker letter in the case here. Thus the company no action request appears to not have any precedent. And the company appears to be requesting a precedent beyond the claimed precedents listed in its January 7, 2009 letter.

Contrary to the company argument in *Safeway Inc.* (February 6, 2008) there was an exchange of communications between company and proponent on questions regarding verification of stock ownership after the initial company request for verification. And ultimately no broker letter was forwarded to the company. Thus there are two key differences between *Safeway Inc.* and Time Warner.

In *International Business Machines Corp.* (Dec. 19, 2004) for which the company provides the longest narrative, I did not find that the shareholder clearly asked for a return reply when he forwarded the broker letter.

The proponent's December 8, 2004 letter to the Staff stated:
3) Since Mr. Moskowitz acknowledges receiving the defective document [broker letter] on November 9, 2004, the company had 13 days in which to notify me of the problem [no mention that proponent requested even so much as acknowledgement of receipt.] The company failed to do this. Had I been notified, I would have had ample time to remedy the situation by providing the correct documentation within the 14 day period following their initial request.

In this Time Warner proposal the shareholder party clearly asked for a return reply as detailed below.

The company apparently wants to set a new precedent in a lack of civility for companies in the rule 14a-8 process – that companies need not reply to any shareholder question on procedural issues *but proponents must*. If the proponent merely asked for an acknowledgement of receipt there would be no obligation for the company to reply according to the company's unprecedented no action request. This proposed new precedent could be titled, "The no need for company reply to proponent questions henceforth under rule 14a-8." Who knows the effect this would have on the number of no actions requests. Henceforth only proponents would be obligated to reply to company questions on procedural issues.

The company requested the broker letter on December 9, 2008 and the broker letter was sent to the company on the very same day. The company included this email message that was forwarded with the broker letter with its no action request (emphasis added):
------ Forwarded Message
From: *** FISMA & OMB Memorandum M-07-16 ***
Date: Tue, 09 Dec 2008 13:01:00 -0800
To: Julie Kim <Julie.Kim@timewarner.com>
Subject: Rule 14a-8 Broker Letter (TWX) ND, Palm Garden Partners LP Proposal

Dear Ms. Kim, Attached is the broker letter requested. ***Please advise within one business day whether there is any further rule 14a-8 broker letter requirement.***
Sincerely,
John Chevedden

Although the above email message and the broker letter were sent to the company on the *exact same day* that the company requested the broker letter (December 9, 2008), the company does not give a reason, according to rule 14a-8, that it need not respond whatsoever to a shareholder party message concerning the broker letter 14-days before the broker letter due date.

The company failure to reply to this message lead to the conclusion that the company was satisfied. The company appears to have not provided any precedent that included a company failure to communicate with the shareholder party about the broker letter within the 14-day period – indeed with 14-days remaining until the due date of the broker letter. Thus the company no action request appears to not have any precedent.

Additionally , on page 3 line 8 the company states, "As was the case in International Business Machines Corp. and the [singular] precedent cited above, the Company was not required to send the Proponent a second deficiency notice." And although the company earlier listed a number of precedents it does specify which precedent it is now referring to. This seems to be an implied retraction of most of the company's earlier purported precedents.

For these reasons it is requested that the staff find that this resolution cannot be omitted from the company proxy. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Mark Filiberto

Julie Kim <Julie.Kim@timewarner.com>

[TWX: Rule 14a-8 Proposal, November 27, 2008, Modified December 3, 2008]

3 – Reincorporate in a Shareowner-Friendly State

Resolved: That shareowners hereby request that our board of directors initiate the appropriate process to change the Company's jurisdiction of incorporation to North Dakota and to elect that our Company be subject to the North Dakota Publicly Traded Corporations Act.

This proposal requests that our board initiate the process to reincorporate the Company in North Dakota under the new North Dakota Publicly Traded Corporations Act. If our company were subject to the North Dakota act there would be additional benefits:

- There would be a right of proxy access for shareowners who owned 5% of our Company's shares for at least two years.
- Shareowners would be reimbursed for their expenses in proxy contests to the extent they are successful.
- The board of directors could not be classified.
- The ability of the board to adopt a poison pill would be limited.
- Shareowners would vote each year on executive pay practices.

These provisions, together with others in the North Dakota act, would give us as shareowners more rights than are available under any other state corporation law. By reincorporating in North Dakota, our company would instantly have the best governance system available.

The SEC recently refused to change its rules to give shareowners a right of access to management's proxy statement. And the Delaware courts recently invalidated a bylaw requiring reimbursement of proxy expenses. Each of those rights is part of the North Dakota act. As a result, reincorporation in North Dakota is now the best alternative for achieving the rights of proxy access and reimbursement of proxy expenses. And at the same time those rights would become available to us as shareowners in a North Dakota corporation, our Company would also shift to cumulative voting, "say on pay," and other best practices in governance.

Our Company needs to improve its governance. The Corporate Library www.thecorporatelibrary.com, an independent investment research firm rated our company "D" in Overall Board Effectiveness and "Very High Concern" in executive pay with $19 million for Jeffrey Bewkes and $18 million for Richard Parsons. Time Warner was singled out in the "Pay For Failure" report by Paul Hodgson of The Corporate Library. Hodgson noted that Richard Parsons received $25 million over two years while shareholders experienced a 5-year return of minus-31%. We had no shareholder right to Cumulative Voting, to Act by Written Consent or an independent Board Chairman.

Reincorporation in North Dakota provides a way to switch to a vastly improved system of governance in a single step. And reincorporation in North Dakota does not require a major capital investment or layoffs to improve financial performance.

I urge your support for Reincorporating in a Shareowner-Friendly State.

Notes:
Mark Filiberto, General Partner, Palm Garden Partners LP, 1981 Marcus Ave., Suite C114, Lake Success, NY 11042 sponsored this proposal.

GIBSON, DUNN & CRUTCHER LLP
LAWYERS
A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com
agoodman@gibsondunn.com

January 7, 2009

Direct Dial
(202) 955-8653
Fax No.
(202) 530-9677

Client No.
C 92415-00001

VIA EMAIL
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Time Warner Inc.; Supplemental Letter Regarding Stockholder Proposal of John Chevedden (Mark Filiberto) Exchange Act of 1934—Rule 14a-8*

Dear Ladies and Gentlemen:

On December 29, 2008, we submitted a letter (the "No-Action Request") on behalf of our client, Time Warner Inc. (the "Company"), notifying the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission that the Company intended to omit from its proxy statement and form of proxy for its 2009 Annual Meeting of Stockholders (collectively, the "2009 Proxy Materials") a stockholder proposal (the "Proposal") and statements in support thereof submitted by John Chevedden (the "Proponent") purportedly under the name of Mark Filiberto as general partner of Palm Garden Partners LP as his nominal proponent (the "Nominal Proponent"). The Proposal requests that the Company reincorporate in North Dakota and elect to be subject to the North Dakota Publicly Traded Corporations Act.

The No-Action Request indicated our belief that the Proposal may be excluded pursuant to Rule 14a-8(b) and Rule 14a-8(f)(1) because the Company has not received sufficient evidence demonstrating that the Nominal Proponent continuously owned the requisite number of Company shares for the one-year period prior to the date the Proposal was submitted. As stated in the No-Action Request, on December 9, 2008, the Company sent a letter addressed to the Proponent, acting as proxy for the Nominal Proponent, requesting satisfactory proof of ownership of the Company's shares in compliance with the requirements of Rule 14a-8(b) (the "Deficiency Notice"). The Company also sent a copy of the Deficiency Notice to the Nominal

Proponent. The Proponent submitted a response to the Deficiency Notice to the Company via electronic mail on December 9, 2008. However, for the reasons set forth in the No-Action Request, this response was insufficient to establish the requisite ownership of Company shares under Rule 14a-8(b). There were no further communications between the Company and the Proponent about the Proposal prior to December 29, 2008, when the Company submitted the No-Action Request. Subsequently, on December 31, 2008, the Proponent submitted a letter to the Staff arguing that the Company was required to provide him with a second notice stating that his initial response to the Deficiency Notice was insufficient. *See* Exhibit A. We write supplementally to respond to the Proponent's argument.

Pursuant to Rule 14a-8(f) and Staff precedent, where a company timely notifies a proponent that his proposal is procedurally deficient, and the proponent's response does not cure the deficiency, the company is not required to send a second deficiency notice. Staff Legal Bulletin No. 14 specifies that if a proposal fails to satisfy the requirements of Rule 14a-8(b), a company "must notify the shareholder of the alleged defect(s) within 14 calendar days of receiving the proposal. The shareholder then has 14 calendar days after receiving the notification to respond." *See* Section B.3, Staff Legal Bulletin No. 14 (July 13, 2001) ("SLB 14"). However, if the proponent responds to a deficiency notice in a manner that fails to cure the defect, the company is under no obligation to provide further notice to the proponent and give the proponent an additional opportunity to cure the defect. *See id.* To the contrary, the company may exclude a proposal pursuant to Rule 14a-8(b) and Rule 14a-8(f)(1) if "the shareholder timely responds but does not cure the eligibility or procedural defect(s)." *See id.* at Section C.6.

On numerous occasions the Staff has concurred with a company's omission of a stockholder proposal when the proponent's response to a deficiency notice failed to meet the requirements of Rule 14a-8(b) and the company (in accordance with Staff precedent) did not send a second deficiency notice. *See, e.g., General Electric Co.* (avail. Dec. 19, 2008) (permitting the exclusion of a proposal when the proponent's timely response to a deficiency notice failed to establish sufficiently the proponent's ownership, and the company did not send a second notice); *see also Safeway Inc.* (avail. Feb. 6, 2008); *Exxon Mobil Corp.* (avail. Jan. 29, 2008); *Qwest Communications International Inc.* (avail. Jan. 23, 2008); *Verizon Communications Inc.* (avail. Jan. 8, 2008). In *International Business Machines Corp.* (avail. Dec. 19, 2004), the proponent submitted a stockholder proposal that did not include any documentary evidence of the proponent's ownership of the company's shares. Accordingly, the company timely sent the proponent a deficiency notice. In response to the deficiency notice, both the proponent and his broker provided documentation purporting to establish the requisite proof of ownership. The proponent's response specifically requested further communication from the company in the event that the proponent's response was insufficient. The company did not send a second deficiency notice or otherwise contact the proponent and submitted a no-action request arguing that the proposal should be excluded pursuant to Rule 14a-8(b) and Rule 14a-8(f)(1). In response to this no-action request, the proponent argued that the company should have sent him a second deficiency notice and that, if the company had done so, he would have been able to provide sufficient evidence of ownership within 14 days of the initial deficiency notice. The Staff rejected this argument and permitted the company to exclude the proposal pursuant to Rule 14a-8(b) and Rule 14a-8(f)(1).

The instant case is similar to *International Business Machines Corp.* The Proponent submitted the Proposal without proof of ownership. After the Company timely sent the Deficiency Notice to the Proponent, the Proponent responded by sending the Company insufficient proof of ownership. As was the case in *International Business Machines Corp.* and the other precedent cited above, the Company was not required to send the Proponent a second deficiency notice. Thus, for the reasons set forth above and in the No-Action Request, the Company believes that the Proposal may be excluded from the 2009 Proxy Materials pursuant to Rule 14a-8(b) and Rule 14a-8(f)(1).

Pursuant to Rule 14a-8(j), we have concurrently sent a copy of this correspondence to the Proponent. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8653 or Julie Y. Kim, the Company's Counsel, at (212) 484-8142 .

Sincerely,

Amy L. Goodman/GM

Amy L. Goodman

Enclosures

cc: Julie Y. Kim, Time Warner Inc.
John Chevedden
Mark Filiberto, General Partner, Palm Garden Partners LP

100581506_3.DOC

GIBSON, DUNN & CRUTCHER LLP

EXHIBIT A

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 ***

December 31, 2008

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Time Warner Inc. (TWX)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal by Mark Filiberto
Reincorporate in a Shareowner-Friendly State

Ladies and Gentlemen:

This is the first response to the company December 29, 2008 no action request regarding this rule 14a-8 proposal with the following resolved statement:

Reincorporate in a Shareowner-Friendly State

Resolved: That shareowners hereby request that our board of directors initiate the appropriate process to change the Company's jurisdiction of incorporation to North Dakota and to elect that our Company be subject to the North Dakota Publicly Traded Corporations Act.

The company requested the broker letter on December 9, 2008 and the broker letter was sent to the company on the very same day. The company included this email message that was forwarded with the broker letter with its no action request:

----- Forwarded Message
From: *** FISMA & OMB Memorandum M-07-16 ***
Date: Tue, 09 Dec 2008 13:01:00 -0800
To: Julie Kim <Julie.Kim@timewarner.com>
Subject: Rule 14a-8 Broker Letter (TWX) ND, Palm Garden Partners LP Proposal

Dear Ms. Kim, Attached is the broker letter requested. Please advise within one business day whether there is any further rule 14a-8 broker letter requirement.
Sincerely,
John Chevedden

Although the above email message and the broker letter were sent to the company on the very same day that the company requested the broker letter (December 9, 2008), the company does not give a reason, according to rule 14a-8, that it need not respond to a shareholder party message concerning the broker letter 14-days before the broker letter due date.

The company failure to reply to this message lead to the conclusion that the company was satisfied. The company has not provided any precedent that included a company failure to communicate with the shareholder party about the broker letter within the 14-day period – indeed with 14-days remaining until the due date of the broker letter. Thus the company no action request appears to not have any precedent.

For these reasons it is requested that the staff find that this resolution cannot be omitted from the company proxy. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Mark Filiberto

Julie Kim <Julie.Kim@timewarner.com>

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Tuesday, December 09, 2008 4:01 PM
To: Kim, Julie
Subject: Rule 14a-8 Broker Letter (TWX) ND, Palm Garden Partners LP Proposal

Dear Ms. Kim, Attached is the broker letter requested. Please advise within one business day whether there is any further rule 14a-8 broker letter requirement.
Sincerely,

John Chevedden

NO COMPANY REPLY TO THIS
AND 14-DAYS REMAINED UNTIL THE
BROKER LETTER WAS DUE

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***

December 31, 2008

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Time Warner Inc. (TWX)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal by Mark Filiberto
Reincorporate in a Shareowner-Friendly State

Ladies and Gentlemen:

This is the first response to the company December 29, 2008 no action request regarding this rule 14a-8 proposal with the following resolved statement:

Reincorporate in a Shareowner-Friendly State

Resolved: That shareowners hereby request that our board of directors initiate the appropriate process to change the Company's jurisdiction of incorporation to North Dakota and to elect that our Company be subject to the North Dakota Publicly Traded Corporations Act.

The company requested the broker letter on December 9, 2008 and the broker letter was sent to the company on the very same day. The company included this email message that was forwarded with the broker letter with its no action request:

------ Forwarded Message
From: *** FISMA & OMB Memorandum M-07-16 ***
Date: Tue, 09 Dec 2008 13:01:00 -0800
To: Julie Kim <Julie.Kim@timewarner.com>
Subject: Rule 14a-8 Broker Letter (TWX) ND, Palm Garden Partners LP Proposal

Dear Ms. Kim, Attached is the broker letter requested. Please advise within one business day whether there is any further rule 14a-8 broker letter requirement.
Sincerely,
John Chevedden

Although the above email message and the broker letter were sent to the company on the very same day that the company requested the broker letter (December 9, 2008), the company does not give a reason, according to rule 14a-8, that it need not respond to a shareholder party message concerning the broker letter 14-days before the broker letter due date.

The company failure to reply to this message lead to the conclusion that the company was satisfied. The company has not provided any precedent that included a company failure to communicate with the shareholder party about the broker letter within the 14-day period – indeed with 14-days remaining until the due date of the broker letter. Thus the company' no action request appears to not have any precedent.

For these reasons it is requested that the staff find that this resolution cannot be omitted from the company proxy. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Mark Filiberto

Julie Kim <Julie.Kim@timewarner.com>

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Tuesday, December 09, 2008 4:01 PM
To: Kim, Julie
Subject: Rule 14a-8 Broker Letter (TWX) ND, Palm Garden Partners LP Proposal

Dear Ms. Kim, Attached is the broker letter requested. Please advise within one business day whether there is any further rule 14a-8 broker letter requirement.
Sincerely,

John Chevedden

NO COMPANY REPLY TO THIS
AND 14-DAYS REMAINED UNTIL THE
BROKER LETTER WAS DUE

GIBSON, DUNN & CRUTCHER LLP

LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com

agoodman@gibsondunn.com

December 29, 2008

Direct Dial
(202) 955-8653

Fax No.
(202) 530-9677

Client No.
C 92415-00001

VIA EMAIL
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Time Warner Inc.; Stockholder Proposal of John Chevedden (Mark Filiberto)*
Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that our client, Time Warner Inc. (the "Company"), intends to omit from its proxy statement and form of proxy for its 2009 Annual Meeting of Stockholders (collectively, the "2009 Proxy Materials") a stockholder proposal (the "Proposal") and statements in support thereof submitted by John Chevedden (the "Proponent") purportedly under the name of Mark Filiberto as general partner of Palm Garden Partners LP as his nominal proponent (the "Nominal Proponent" or "Mr. Filiberto").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2009 Proxy Materials with the Commission; and
- concurrently sent copies of this correspondence to the Proponent and the Nominal Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if he elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

BASES FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may properly be excluded from the 2009 Proxy Materials pursuant to Rule 14a-8(b) and Rule 14a-8(f)(1) because the Proponent has not provided the requisite proof of the Nominal Proponent's continuous share ownership in response to the Company's proper request for that information. We also believe that the Proposal is excludable for the reasons addressed in a separate no-action request submitted concurrently herewith. A copy of the Proposal, which requests that the Company reincorporate in North Dakota and elect to be subject to the North Dakota Publicly Traded Corporations Act, and the cover letter, are attached to this letter as Exhibit A.

ANALYSIS

The Proposal May Be Excluded under Rule 14a-8(b) and Rule 14a-8(f)(1) Because the Proponent Failed to Establish the Requisite Eligibility of the Nominal Proponent to Submit the Proposal.

The Company may exclude the Proposal under Rule 14a-8(f)(1) because the Nominal Proponent's eligibility to submit the Proposal under Rule 14a-8(b) has not been substantiated. Rule 14a-8(b)(1) provides, in relevant part, that "[i]n order to be eligible to submit a proposal, [a stockholder] must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date [the stockholder submits] the proposal." Staff Legal Bulletin No. 14 specifies that when the stockholder is not the registered holder, the stockholder "is responsible for proving his or her eligibility to submit a proposal to the company," which the stockholder may do by one of the two ways described in Rule 14a-8(b)(2). *See* Section C.1.c., Staff Legal Bulletin No. 14 (July 13, 2001) ("SLB 14").

The Proposal was submitted to the Company on November 27, 2008 via electronic mail and facsimile.[1] *See* Exhibit A. The Company reviewed its stock records, which did not indicate

[1] The Proponent submitted a revised version of the Proposal to the Company on December 3, 2008. Regardless of which proposal the Company views as the operative proposal, the Nominal Proponent's eligibility to submit the Proposal under Rule 14a-8(b) has not been substantiated.

that the Nominal Proponent was the record owner of any Company shares. Further, the Proposal did not include any documentary evidence of the Nominal Proponent's ownership of Company shares.

Accordingly, the Company sought additional verification of the Nominal Proponent's eligibility to submit the Proposal. Specifically, the Company sent a letter addressed to the Proponent, acting as proxy for the Nominal Proponent, via electronic mail and via overnight mail on December 9, 2008 (the "Deficiency Notice"), which was within 14 calendar days of the Company's receipt of the Proposal. *See* Exhibit B. The Company also sent a copy of the Deficiency Notice to the Nominal Proponent. The Proponent submitted a response to the Deficiency Notice to the Company via electronic mail on December 9, 2008, which indicates that he received the Deficiency Notice. *See* Exhibit C. The Deficiency Notice notified the Proponent (as the Nominal Proponent's proxy) of the requirements of Rule 14a-8 and how to cure the procedural deficiency; specifically, that a stockholder must satisfy the ownership requirements under Rule 14a-8(b). In addition, the Deficiency Notice included a copy of Rule 14a-8. The Deficiency Notice indicated that the Company had not received documentary proof of the Nominal Proponent's share ownership, and further stated:

> To remedy this defect, [Mr. Filiberto] must submit sufficient proof of his or her ownership of the requisite number of [Company] shares.
> Rule 14a-8(b) provides that sufficient proof may be in the form of (1) a written statement from the "record" holder of [Mr. Filiberto's Company] common stock (usually a broker or a bank) verifying that, as of November 27, 2008 (the date the proposal was submitted), [Mr. Filiberto] continuously held the requisite number of shares of [Company] common stock for at least one year; or (2) if [Mr. Filiberto] has filed with the [Commission] a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting [his] ownership of the requisite number of [Company] shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that [Mr. Filiberto] continuously held the requisite number of [Company] shares for the one-year period.

On December 9, 2008, the Proponent, acting on behalf of the Nominal Proponent, responded to the Deficiency Notice via electronic mail, as noted above, submitting a letter to the Company purporting to demonstrate the Nominal Proponent's continuous ownership of the Company's shares. The letter, from National Financial Services LLC and dated November 7, 2008 (the "National Financial Services Letter"), stated that Palm Garden Partners LP (for which, as noted above, the Nominal Proponent serves as the general partner), had continuously held not less than 400 Company shares since May 2005. However, the National Financial Services Letter provided ownership information only up to November 7, 2008, the date of the letter. *See* Exhibit C. Accordingly, the National Financial Services Letter is insufficient to establish the Nominal Proponent's ownership under Rule 14a-8(b). Specifically, the National Financial Services Letter does not establish that the Nominal Proponent owned the requisite amount of the Company's shares for the one-year period as of the date the Proposal was submitted to the Company, because it does not establish ownership of Company shares for the period between November 7, 2008 (the date of the National Financial Services Letter) and November 27, 2008 (the date the Proposal was submitted).

Rule 14a-8(f) provides that a company may exclude a stockholder proposal if the proponent fails to provide evidence of eligibility under Rule 14a-8, including the continuous ownership requirements, provided that the company timely notifies the proponent of the deficiency and the proponent fails to correct the deficiency within the required time. The Company satisfied its obligation under Rule 14a-8 by timely sending the Deficiency Notice to the Proponent, acting as the proxy for the Nominal Proponent. However, the ownership information provided in response to the Deficiency Notice fails to meet the requirements set out in Rule 14a-8(b)(1) to substantiate that the Nominal Proponent is eligible to submit the Proposal. Specifically, the National Financial Services Letter does not demonstrate the Nominal Proponent's continuous ownership of the requisite number of Company shares for the one-year period as of the date the Proposal was submitted to the Company.

On numerous occasions the Staff has concurred with a company's omission of a stockholder proposal based on the proponent's failure to provide satisfactory evidence of eligibility under Rule 14a-8(b) and Rule 14a-8(f)(1). *See, e.g., Pall Corp.* (avail. Sept. 20, 2005) (permitting the exclusion of a stockholder proposal where the proponent had "failed to supply support sufficiently evidencing that it satisfied the minimum ownership requirement continuously for the one-year period as of the date it submitted the proposal"); *International Business Machines Corp.* (avail. Jan. 7, 2004) (concurring in the exclusion of a stockholder proposal where the proponent did not provide "support sufficiently evidencing that she satisfied the minimum ownership requirement continuously for the one-year period"); *Moody's Corp.* (avail. Mar. 7, 2002) (concurring in the exclusion of a stockholder proposal where the proponent did not supply support sufficient to demonstrate continuous ownership of the requisite number of shares for the one-year period prior to the date the proponent submitted the proposal). Specifically, when a company sends a deficiency notice, the proponent's response must be sufficient to establish the ownership requirements under Rule 14a-8(b). *See, e.g., McClatchy Co.* (avail. Feb. 1, 2008) (concurring in the exclusion of a stockholder proposal where the proponent responded to a deficiency notice sent by the company but failed to meet all of the requirements of Rule 14a-8(b)).

Moreover, the Staff previously has made clear the need for precision in the context of demonstrating a stockholder's eligibility under Rule 14a-8(b) to submit a stockholder proposal. SLB 14 states:

> If a shareholder submits his or her proposal to the company on June 1, does a statement from the record holder verifying that the shareholder owned the securities continuously for one year as of May 30 of the same year demonstrate sufficiently continuous ownership of the securities as of the time he or she submitted the proposal?
>
> No. A shareholder must submit proof from the record holder that the shareholder continuously owned the securities for a period of one year as of the time the shareholder submits the proposal.

Accordingly, the Staff consistently has permitted companies to omit stockholder proposals when the evidence of ownership submitted by a proponent covers a period of time that falls short of the required one-year period prior to the submission of the proposal. For example, in *International Business Machines Corp.* (avail. Dec. 7, 2007), the Staff concurred with the exclusion of a stockholder proposal where the proponent submitted a broker letter dated four days before the proponent submitted its proposal to the company. *See also Wal-Mart Stores, Inc.* (avail. Feb. 2, 2005) (concurring with the exclusion of a stockholder proposal where the proposal was submitted on December 6, 2004 and the documentary evidence demonstrating ownership of the company's securities covered a continuous period ending November 22, 2004); *Gap, Inc.* (avail. March 3, 2003) (concurring with the exclusion of a proposal where the date of submission was November 27, 2002 but the documentary evidence of the proponent's ownership of the company's securities covered a two-year period ending November 25, 2002); *AutoNation, Inc.* (avail. Mar. 14, 2002) (concurring with the exclusion of a stockholder proposal where the proponent had held shares for two days less than the required one-year period).

As was the case in the precedent cited above, despite proper notice, the Company has not received sufficient evidence demonstrating that the Nominal Proponent continuously owned the requisite number of Company shares for the one-year period prior to the date the Proposal was submitted, as required by Rule 14a-8(b). For these reasons, the Company believes that the Proposal may be excluded from the 2009 Proxy Materials pursuant to Rule 14a-8(b) and Rule 14a-8(f)(1).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2009 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject.

If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8653 or Julie Y. Kim, the Company's Counsel, at (212) 484-8142 .

Sincerely,

Amy L. Goodman

Enclosures

cc: Julie Y. Kim, Time Warner Inc.
John Chevedden
Mark Filiberto, General Partner, Palm Garden Partners LP

100571063_9.DOC

EXHIBIT A

From: olmsted [mailto: FISMA & OMB Memorandum M-07-16]

Sent: Thursday, November 27, 2008 4:12 PM

To: Washington, Paul (TW)

Cc: Silverman, Janet

Subject: Rule 14a-8 Proposal (TWX) ND

Please see the attachment.

Sincerely,

John Chevedden

<<CCE00004.pdf>>

Mark Filiberto
General Partner
Palm Garden Partners LP
1981 Marcus Ave., Suite C114
Lake Success, NY 11042

Mr. Richard D. Parsons
Time Warner Inc. (TWX)
1 Time Warner Center
New York NY 10019
PH: 212 484-8000

Rule 14a-8 Proposal

Dear Mr. Parsons,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and the presentation of this proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for John Chevedden and/or his designee to act on my behalf regarding this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications to John Chevedden (PH: *** FISMA & OMB Memorandum M-07-16 ***) at:
*** FISMA & OMB Memorandum M-07-16 ***
to facilitate prompt communications and in order that it will be verifiable that communications have been sent.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email.

Sincerely,

Mark Filiberto — 7 Nov 2008
Mark Filiberto — Date

cc: Paul F. Washington <Paul.Washington@TimeWarner.com>
Paul F. Washington
Corporate Secretary
PH: 212-484-6753
FX: 212-484-7174
Janet Silverman <Janet.Silverman@timewarner.com>
Assistant General Counsel
T: 212-484-7961
F: 212-202-4124
F: 212-484-7278

[TWX: Rule 14a-8 Proposal, November 27, 2008]

3 – Reincorporate in a Shareowner-Friendly State

Resolved: That shareowners hereby request that our board of directors initiate the appropriate process to change the Company's jurisdiction of incorporation to North Dakota and to elect that the Company be subject to the North Dakota Publicly Traded Corporations Act.

This proposal requests that the board initiate the process to reincorporate the Company in North Dakota under the new North Dakota Publicly Traded Corporations Act. If Home Depot were subject to the North Dakota act there would be additional benefits:

- There would be a right of proxy access for shareowners who owned 5% of our Company's shares for at least two years.
- Shareowners would be reimbursed for their expenses in proxy contests to the extent they are successful.
- The board of directors could not be classified.
- The ability of the board to adopt a poison pill would be limited.
- Shareowners would vote each year on executive pay practices.

These provisions, together with others in the North Dakota act, would give us as shareowners more rights than are available under any other state corporation law. By reincorporating in North Dakota, our company would instantly have the best governance system available.

The SEC recently refused to change its rules to give shareowners a right of access to management's proxy statement. And the Delaware courts recently invalidated a bylaw requiring reimbursement of proxy expenses. Each of those rights is part of the North Dakota act. As a result, reincorporation in North Dakota is now the best alternative for achieving the rights of proxy access and reimbursement of proxy expenses. And at the same time those rights would become available to us as shareowners in a North Dakota corporation, our Company would also shift to cumulative voting, "say on pay," and other best practices in governance.

Our Company needs to improve its governance. The Corporate Library (TCL) www.thecorporatelibrary.com, an independent investment research firm rated our company "D" in Overall Board Effectiveness and "Very High Concern" in executive pay with $19 million for Jeffrey Bewkes and $18 million for Richard Parsons. Time Warner was featured in the "Pay For Failure" report by Paul Hodgson of The Corporate Library. Hodgson noted that Richard Parsons received $25 million over two years while shareholders experienced a 5-year return of minus-31%. We had no shareholder right to Cumulative Voting, to Act by Written Consent or an independent Board Chairman.

Reincorporation in North Dakota provides a way to switch to a vastly improved system of governance in a single step. And reincorporation in North Dakota does not require a major capital investment or layoffs to improve financial performance.

I urge your support for Reincorporating in a Shareowner-Friendly State.

Notes:

Mark Filiberto, General Partner, Palm Garden Partners LP, 1981 Marcus Ave., Suite C114, Lake Success, NY 11042 sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email.

From: olmsted [mailto: FISMA & OMB Memorandum M-07-16]
Sent: Wednesday, December 03, 2008 3:57 PM
To: Washington, Paul (TW)
Cc: Silverman, Janet
Subject: Rule 14a-8 Proposal (TWX) ND

Mr. Washington,
Please see the attachment.
Sincerely,

John Chevedden

Mark Filiberto
General Partner
Palm Garden Partners LP
1981 Marcus Ave., Suite C114
Lake Success, NY 11042

Mr. Richard D. Parsons
Time Warner Inc. (TWX)
1 Time Warner Center
New York NY 10019
PH: 212 484-8000

MODIFIED DEC. 3, 2008

Rule 14a-8 Proposal

Dear Mr. Parsons,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and the presentation of this proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for John Chevedden and/or his designee to act on my behalf regarding this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications to John Chevedden (PH: *** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***

to facilitate prompt communications and in order that it will be verifiable that communications have been sent.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email.

Sincerely,

Mark Filiberto 7 Nov 2008

Mark Filiberto Date

cc: Paul F. Washington <Paul.Washington@TimeWarner.com>
Paul F. Washington
Corporate Secretary
PH: 212-484-6753
FX: 212-484-7174
Janet Silverman <Janet.Silverman@timewarner.com>
Assistant General Counsel
T: 212-484-7961
F: 212-202-4124
F: 212-484-7278

[TWX: Rule 14a-8 Proposal, November 27, 2008, Modified December 3, 2008]

3 – Reincorporate in a Shareowner-Friendly State

Resolved: That shareowners hereby request that our board of directors initiate the appropriate process to change the Company's jurisdiction of incorporation to North Dakota and to elect that our Company be subject to the North Dakota Publicly Traded Corporations Act.

This proposal requests that our board initiate the process to reincorporate the Company in North Dakota under the new North Dakota Publicly Traded Corporations Act. If our company were subject to the North Dakota act there would be additional benefits:

- There would be a right of proxy access for shareowners who owned 5% of our Company's shares for at least two years.
- Shareowners would be reimbursed for their expenses in proxy contests to the extent they are successful.
- The board of directors could not be classified.
- The ability of the board to adopt a poison pill would be limited.
- Shareowners would vote each year on executive pay practices.

These provisions, together with others in the North Dakota act, would give us as shareowners more rights than are available under any other state corporation law. By reincorporating in North Dakota, our company would instantly have the best governance system available.

The SEC recently refused to change its rules to give shareowners a right of access to management's proxy statement. And the Delaware courts recently invalidated a bylaw requiring reimbursement of proxy expenses. Each of those rights is part of the North Dakota act. As a result, reincorporation in North Dakota is now the best alternative for achieving the rights of proxy access and reimbursement of proxy expenses. And at the same time those rights would become available to us as shareowners in a North Dakota corporation, our Company would also shift to cumulative voting, "say on pay," and other best practices in governance.

Our Company needs to improve its governance. The Corporate Library www.thecorporatelibrary.com, an independent investment research firm rated our company "D" in Overall Board Effectiveness and "Very High Concern" in executive pay with $19 million for Jeffrey Bewkes and $18 million for Richard Parsons. Time Warner was singled out in the "Pay For Failure" report by Paul Hodgson of The Corporate Library. Hodgson noted that Richard Parsons received $25 million over two years while shareholders experienced a 5-year return of minus-31%. We had no shareholder right to Cumulative Voting, to Act by Written Consent or an independent Board Chairman.

Reincorporation in North Dakota provides a way to switch to a vastly improved system of governance in a single step. And reincorporation in North Dakota does not require a major capital investment or layoffs to improve financial performance.

I urge your support for Reincorporating in a Shareowner-Friendly State.

Notes:
Mark Filiberto, General Partner, Palm Garden Partners LP, 1981 Marcus Ave., Suite C114, Lake Success, NY 11042 sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email.

EXHIBIT B

TimeWarner

VIA OVERNIGHT MAIL
CONFIRMATION OF RECEIPT REQUESTED

VIA EMAIL

December 9, 2008

Mr. John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Re: **Proposal Submitted to Time Warner Inc.**

Dear Mr. Chevedden:

A letter from Mr. Mark Filiberto addressed to Richard D. Parsons signed November 7, 2008, received by Time Warner Inc. ("TWI") on November 27, 2008, in which you were designated to act on behalf of Mr. Filiberto in connection with a Rule 14a-8 proposal he has submitted to TWI, has been forwarded to me. An amended letter from Mr. Filiberto was received by TWI on December 3, 2008. A copy of Mr. Filiberto's letter, as amended, is attached. As you are aware, Rule 14a-8 promulgated under the Securities Exchange Act of 1934 governs the requirements for stockholders submitting proposals to a company for inclusion in the company's proxy material for its stockholders' meetings and the situations in which a company is not required to include any such proposal in such proxy material.

Pursuant to Rule 14a-8(b), to be eligible to have a proposal included in the proxy material of TWI, the proponent is required to submit sufficient proof of his or her continuous ownership of at least $2,000 in market value, or 1%, of securities entitled to be voted on the proposal at the meeting for at least one year as of the date the proposal was submitted. To date, we have not received documentary proof of this share ownership. We have reviewed our records of registered stockholders and could not confirm the proponent's ownership.

To remedy this defect, the proponent must submit sufficient proof of his or her ownership of the requisite number of TWI shares. Rule 14a-8(b) provides that sufficient proof may be in the form of (1) a written statement from the "record" holder of the proponent's TWI common stock (usually a broker or bank) verifying that, as of November 27, 2008 (the date the proposal was submitted), the proponent continuously held the requisite number of shares of TWI common stock for at least one year, or (2) if the proponent has filed with the Securities and Exchange Commission a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting the proponent's ownership of the requisite number of TWI shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that the proponent continuously held the requisite number of TWI shares for the one-year period.

Pursuant to Rule 14a-8(f)(1), this requested documentation must be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this request.

The proxy rules also provide certain substantive criteria pursuant to which a company is permitted to exclude from its proxy materials a stockholder's proposal. This letter addresses only the procedural requirements for submitting a proposal and does not address or waive any of our substantive concerns.

Please address any response to this request and any future correspondence relating to the proposal to my attention. Please note that any correspondence sent to me via fax should be sent to 212-484-7278.

For your reference, I enclose a copy of Rule 14a-8.

Sincerely,

Julie Kim
Counsel

Attachment

cc: Mark Filiberto
Palm Garden Partners LP
1981 Marcus Ave., Suite C114
Lake Success, NY 11042

Mark Filiberto
General Partner
Palm Garden Partners LP
1981 Marcus Ave., Suite C114
Lake Success, NY 11042

Mr. Richard D. Parsons
Time Warner Inc. (TWX)
1 Time Warner Center
New York NY 10019
PH: 212 484-8000

MODIFIED DEC. 3, 2008

Rule 14a-8 Proposal

Dear Mr. Parsons,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and the presentation of this proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for John Chevedden and/or his designee to act on my behalf regarding this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications to John Chevedden (PH: *** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***

to facilitate prompt communications and in order that it will be verifiable that communications have been sent.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email.

Sincerely,

Mark Filiberto — 7 Nov 2008

Mark Filiberto — Date

cc: Paul F. Washington <Paul.Washington@TimeWarner.com>
Paul F. Washington
Corporate Secretary
PH: 212-484-6753
FX: 212-484-7174
Janet Silverman <Janet.Silverman@timewarner.com>
Assistant General Counsel
T: 212-484-7961
F: 212-202-4124
F: 212-484-7278

[TWX: Rule 14a-8 Proposal, November 27, 2008, Modified December 3, 2008]

3 – Reincorporate in a Shareowner-Friendly State

Resolved: That shareowners hereby request that our board of directors initiate the appropriate process to change the Company's jurisdiction of incorporation to North Dakota and to elect that our Company be subject to the North Dakota Publicly Traded Corporations Act.

This proposal requests that our board initiate the process to reincorporate the Company in North Dakota under the new North Dakota Publicly Traded Corporations Act. If our company were subject to the North Dakota act there would be additional benefits:

- There would be a right of proxy access for shareowners who owned 5% of our Company's shares for at least two years.
- Shareowners would be reimbursed for their expenses in proxy contests to the extent they are successful.
- The board of directors could not be classified.
- The ability of the board to adopt a poison pill would be limited.
- Shareowners would vote each year on executive pay practices.

These provisions, together with others in the North Dakota act, would give us as shareowners more rights than are available under any other state corporation law. By reincorporating in North Dakota, our company would instantly have the best governance system available.

The SEC recently refused to change its rules to give shareowners a right of access to management's proxy statement. And the Delaware courts recently invalidated a bylaw requiring reimbursement of proxy expenses. Each of those rights is part of the North Dakota act. As a result, reincorporation in North Dakota is now the best alternative for achieving the rights of proxy access and reimbursement of proxy expenses. And at the same time those rights would become available to us as shareowners in a North Dakota corporation, our Company would also shift to cumulative voting, "say on pay," and other best practices in governance.

Our Company needs to improve its governance. The Corporate Library www.thecorporatelibrary.com, an independent investment research firm rated our company "D" in Overall Board Effectiveness and "Very High Concern" in executive pay with $19 million for Jeffrey Bewkes and $18 million for Richard Parsons. Time Warner was singled out in the "Pay For Failure" report by Paul Hodgson of The Corporate Library. Hodgson noted that Richard Parsons received $25 million over two years while shareholders experienced a 5-year return of minus-31%. We had no shareholder right to Cumulative Voting, to Act by Written Consent or an independent Board Chairman.

Reincorporation in North Dakota provides a way to switch to a vastly improved system of governance in a single step. And reincorporation in North Dakota does not require a major capital investment or layoffs to improve financial performance.

I urge your support for Reincorporating in a Shareowner-Friendly State.

Notes:
Mark Filiberto, General Partner, Palm Garden Partners LP, 1981 Marcus Ave., Suite C114, Lake Success, NY 11042 sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email.

Rule 14a-8 -- Proposals of Security Holders

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and- answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

a. Question 1: What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

b. Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

    1. In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

    2. If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

        i. The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

        ii. The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

            A. A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

            B. Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

            C. Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

c. Question 3: How many proposals may I submit: Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

d. Question 4: How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

e. Question 5: What is the deadline for submitting a proposal?

   1. If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10- Q or 10-QSB, or in shareholder reports of investment companies under Rule 30d-1 of the Investment Company Act of 1940. [Editor's note: This section was redesignated as Rule 30e-1. See 66 FR 3734, 3759, Jan. 16, 2001.] In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

   2. The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and sends its proxy materials.

   3. If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and sends its proxy materials.

f. Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

   1. The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

   2. If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

g. Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

h. Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

   1. Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

2. If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

3. If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

i. Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

1. Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1)

Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

---

2. Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2)

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law could result in a violation of any state or federal law.

---

3. Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

4. Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

5. Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earning sand gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

6. Absence of power/authority: If the company would lack the power or authority to implement the proposal;

7. Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;

8. Relates to election: If the proposal relates to a nomination or an election for membership on the company's board of directors or analogous governing body; or a procedure for such nomination or election:

9. Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting.

Note to paragraph (i)(9)

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

---

10. Substantially implemented: If the company has already substantially implemented the proposal;

11. Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

12. Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

    i. Less than 3% of the vote if proposed once within the preceding 5 calendar years;

    ii. Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

    iii. Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

13. Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

j. Question 10: What procedures must the company follow if it intends to exclude my proposal?

    1. If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

    2. The company must file six paper copies of the following:

        i. The proposal;

        ii. An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

iii. A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

k. Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

l. Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

1. The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

2. The company is not responsible for the contents of your proposal or supporting statement.

m. Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

1. The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

2. However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti- fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

3. We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

   i. If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

   ii. In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

EXHIBIT C

From: olmsted [mailto: FISMA & OMB Memorandum M-07-16]
Sent: Tuesday, December 09, 2008 4:01 PM
To: Kim, Julie
Subject: Rule 14a-8 Broker Letter (TWX) ND, Palm Garden Partners LP Proposal

Dear Ms. Kim, Attached is the broker letter requested. Please advise within one business day whether there is any further rule 14a-8 broker letter requirement.
Sincerely,

John Chevedden

NATIONAL FINANCIAL
Services LLC

200 Liberty Street
One World Financial Center
New York, NY 10281

November 7, 2008

TIME WARNER INC.
1 TIME WARNER CENTER, 15TH FL
NEW YORK, NY 10019

To Whom It May Concern:

This letter certifies that PALM GARDEN PARTNERS LP. is currently the beneficial owner of the **Time Warner Inc.** Securities, and has held the position with National Financial Services, LLC since May 2005

Client has continuously held not less than 400 shares.
The current holding is 800 shares

Sincerely,

Lewis Trezza, Manager
Proxy Department

Post-it® Fax Note 7671	Date 12-9-08	# of pages ▸
To Julie Kim	From John Chevedden	
Co./Dept.	Co.	
Phone #	Phone # *** FISMA & OMB Memorandum M-07-16 ***	
Fax # 212-484-7278	Fax #	